Exhibit 99.1
FOR IMMEDIATE RELEASE
COMMUNITY WEST BANCSHARES AND UNITED SECURITY BANCSHARES TO MERGE
FRESNO, CALIFORNIA – December 17, 2025 – Community West Bancshares (NASDAQ: CWBC), Fresno, California, parent company of Community West Bank and United Security Bancshares (NASDAQ: UBFO), parent company of United Security Bank, Fresno, California, announced today that they had signed a definitive merger agreement pursuant to which the companies will combine in an all-stock merger transaction. Following the merger of United Security Bancshares with and into Community West Bancshares, United Security Bank will merge with and into Community West Bank.
United Security Bank’s full-service branches in Fresno, Madera, Kern, San Joaquin and Santa Clara Counties will join Community West Bank’s full-service Banking Centers in 12 Central California counties. The Community West Bancshares and United Security Bancshares boards of directors have unanimously approved the transaction, which is expected to close in the second quarter of 2026, subject to customary closing conditions, including regulatory approvals and shareholder approval from both parties.
Under the terms of the definitive merger agreement, United Security Bancshares shareholders will be entitled to receive 0.4520 shares of Community West Bancshares common stock for each share of United Security Bancshares common stock. Based upon Community West Bancshares’ closing share price of $24.06 on December 16, 2025, the transaction is valued at approximately $191.9 million, or $10.88 per United Security Bancshares common share.
The Community West Bancshares board of directors and Community West Bank executive management team, led by James J. Kim, CEO of Community West Bancshares and CEO and President of Community West Bank, will continue to lead the combined team of executives and professional bankers. The combined company’s board of directors will consist of current directors from Community West Bancshares and two current directors from United Security Bancshares including Jagroop “Jay” Gill and one additional individual to be added upon completion of the merger. Dennis R. Woods, Chairman of the Board, President and CEO for United Security Bancshares and United Security Bank will serve as Chairman Emeritus for the combined company, with an ongoing focus on key client retention.
“This merger represents a major step forward in our long-term growth strategy and our commitment to the communities we serve throughout Central California,” said Kim. “Both institutions share a strong, long-term foundation of relationship banking, local decision-making and responsible growth. By bringing our organizations together, we are creating a more robust and more visible banking franchise, with greater depth of expertise, expanded resources and enhanced capacity to support businesses, families and communities. At the same time, we expect the combination to further deliver lasting value to our shareholders.”
“Joining with Community West Bank is a natural partnership for our bank, our clients and our employees,” said Woods. “With shared values and cultures centered on integrity, personal service and community commitment, this combination strengthens our ability to serve with greater scale, expanded lending capacity and broader market reach. Together, we are creating new opportunities for our clients, enhanced career paths for our employees and a stronger banking franchise across Central California.”
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The United Security Bancshares merger will become the seventh acquisition for Community West Bancshares, which most recently acquired Community West Bancshares and Community West Bank (and adopted their names) on April 1, 2024.
Upon closing, the combined company would have approximately $5 billion in total assets. Existing Community West Bancshares shareholders would own approximately 70.6% of the outstanding shares of the combined company following the merger and United Security Bancshares shareholders would own approximately 29.4%.
Janney Montgomery Scott LLC acted as financial advisor to Community West Bancshares and delivered a fairness opinion to its board of directors. Otteson Shapiro LLP acted as legal counsel to Community West Bancshares. Piper Sandler & Co. acted as financial advisor to United Security Bancshares and delivered a fairness opinion to its board of directors. Stuart Moore Staub served as legal counsel to United Security Bancshares.

About Community West Bank and Bancshares
Community West Bancshares (NASDAQ: CWBC) and its wholly owned subsidiary, Community West Bank, are headquartered in Fresno, California. The Company was established in 1979 with the vision to help businesses and communities by exceeding expectations at every opportunity, and opened its first Banking Center on January 10, 1980. Today, Community West Bank operates full-service Banking Centers throughout Central California and maintains a variety of departments supporting Commercial Lending, Agribusiness, SBA, Residential Construction and Mortgage, Manufactured Housing, Private Banking and Cash Management.
More information about Community West Bancshares and Community West Bank can be found at www.communitywestbank.com.
About United Security Bank and Bancshares
United Security Bancshares (NASDAQ: UBFO) is the holding company for United Security Bank, which was founded in 1987 and is headquartered in Fresno, California. United Security Bank provides a full range of commercial and personal banking services through a network of 13 full-service branch offices in Fresno, Bakersfield, Campbell, Caruthers, Coalinga, Firebaugh, Fowler, Mendota, Oakhurst, San Joaquin, and Taft. Additionally, United Security Bank operates Commercial Real Estate, Construction, Commercial Lending, and Consumer Lending departments. United Security Bank is dedicated to delivering exceptional service and fostering economic growth in the communities it serves. For more information, please visit www.unitedsecuritybank.com.
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CONTACTS:

Investor Contact:	Media Contact:
Shannon Livingston	Debbie Nalchajian-Cohen
Community West Bancshares	559-222-1322 or (559) 281-1312 (cell)
(916) 235-4617 or (559) 289-8470 (cell)

Dave Kinross
United Security Bancshares
(559) 490-6261
ATTACHMENTS:
•Community West Bancshares and Bank logos
•United Security Bancshares and Bank logos

Additional Information about the Proposed Transaction and Where to Find It
Investors and security holders are urged to carefully review and consider each of Community West Bancshares’ and United Security Bancshares’ public filings with the Securities Exchange Commission (“SEC”), including but not limited to their respective Annual Reports on Form 10-K, their Proxy Statements, Current Reports on Form 8-K and Quarterly Reports on Form 10-Q.
Community West Bancshares documents filed with the SEC may be obtained free of charge at Community West Bank’s website at www.communitywestbank.com, at the SEC’s website at www.sec.gov, requesting them in writing to Community West Bancshares, 7100 N. Financial Drive, Suite 101, Fresno, California 93720; Attention: Investor Relations, or by telephone at (916) 235-4617. United Security Bancshares documents filed with the SEC may be obtained free of charge at United Security Bank's website at www.unitedsecuritybank.com, at the SEC’s website at www.sec.gov, requesting them in writing to United Security Bancshares, 2126 Inyo Street, Fresno, California 93721; Attention: Investor Relations, or by telephone at (559)490-6261.
Community West Bancshares intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement/prospectus which will be distributed to the shareholders of Community West Bancshares and United Security Bancshares in connection with their vote on the proposed merger. Before making any voting or investment decision, investors and security holders of Community West Bancshares and United Security Bancshares are urged to carefully read the entire joint proxy statement/prospectus when it becomes available, as well as any amendments or supplements thereto, because it will contain important information about the proposed merger. Investors and security holders will be able to obtain the joint proxy statement/prospectus free of charge from the SEC’s website or from Community West Bancshares and United Security Bancshares by writing to the addresses provided in the paragraph above.
The directors, executive officers and certain other members of management and employees at Community West Bancshares and United Security Bancshares may be deemed participants in the solicitation of proxies in favor of the merger from their respective shareholders. Information about the directors and executive officers of Community West
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Bancshares is included in the proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 4, 2025 and in its Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 17, 2025. Information about the directors and executive officers of United Security Bancshares is included in the proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 7, 2025 and its Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 20, 2025.
Forward-Looking Statements – This press release contains certain forward-looking information about Community West Bancshares, United Security Bancshares, and the combined company after the close of the merger and is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. Such statements involve inherent risks, uncertainties, and contingencies, many of which are difficult to predict and are generally beyond the control of Community West Bancshares, United Security Bancshares and the combined company. Community West Bancshares and United Security Bancshares caution readers that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements. In addition to factors previously disclosed in reports filed by Community West Bancshares and United Security Bancshares with the SEC, risks and uncertainties for each institution and the combined institution include, but are not limited to the ability to complete the merger; government approval may not be obtained or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; approval by the shareholders of Community West Bancshares or United Security Bancshares may not be obtained; the successful integration of United Security Bancshares, or achieving expected beneficial synergies and/or operating efficiencies, in each case might not be obtained within expected time-frames or at all; the possibility that personnel changes/retention will not proceed as planned; and other risk factors described in documents filed by Community West Bancshares and United Security Bancshares with the SEC. All forward-looking statements included in this press release are based on information available at the time of the communication. Pro forma, projected and estimated numbers are used for illustrative purposes only and are not forecasts, and actual results may differ materially. Community West Bancshares and United Security Bancshares are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward-looking statements, whether as a result of new information, future events or otherwise except as required by law.